EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Company	State of Organization

Enterprise Financial Services Corp	Delaware
Enterprise Bank & Trust	Missouri
Charford, Inc.	Missouri
EFSC Capital Trust I	Delaware
EFSC Capital Trust II	Delaware
EFSC Capital Trust III	Delaware
EFSC Capital Trust IV	Delaware
EFSC Capital Trust V	Delaware
Enterprise Real Estate Mortgage Company, LLC	Missouri
Enterprise IHC, LLC	Missouri
Millennium Holding Company, Inc.	Missouri
Millennium Brokerage Group, LLC	Tennessee